November 2, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                         Mr. Terence O'Brien, Accounting Branch Chief
Division of Corporation Finance

CC:                                              Ms. Tracie Mariner
Division of Corporation Finance

Ms. Jeanne Baker
Division of Corporation Finance

RE:            Valhi, Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2015 Filed August 7, 2015
Response Letter Dated September 15, 2015
File No. 333-48391

Dear Mr. O'Brien

Reference is made to the Staff's letter dated October 19, 2015, (the "Comment Letter"), which sets forth comments of the Staff regarding the above referenced Form 10-Q of Valhi, Inc. ("Valhi" or "the Company").  Valhi has responded to the Comment Letter as follows.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Financial Statements, page 3

Note 12 – Income Taxes, page 16

1.
We note your response to prior comment 1 from our letter dated August 31, 2015.  Please provide us with the following additional information so that we may fully understand the appropriateness of your disclosures leading up as well as the timing of your recognition of the $150.3 million valuation allowance with respect to your German and Belgian net deferred income taxes in the quarter ended June 30, 2015.

•	Address the differences between your German corporate and trade tax. Explain how you allocated the German jurisdiction results of operations between these two categories;

For the information of the Staff, a German company's taxable income (such as the German subsidiary of Kronos Worldwide, Inc., Valhi's subsidiary which has operations in Germany, among other locations) is subject to both a corporate income tax (similar to the U.S. federal income tax) and a local jurisdiction trade tax (similar to U.S. state income tax).  There is no allocation of Kronos' German results of operations between corporate tax and trade tax (just as there is no allocation of a U.S. jurisdiction's results of operations between U.S. federal tax and U.S. state income tax).  Kronos Worldwide, Inc.'s German corporate tax rate is currently 15.825% and Kronos' German trade tax rate is currently 15.943%.  The determination of taxable income for German corporate and trade tax is similar to a U.S. company's determination of taxable income for U.S. federal and state income tax.  German corporate taxable income is determined by starting with 100% of the German profit (loss) before tax which is then adjusted for permanent and temporary differences.  Taxable income for trade tax purposes is determined by starting with German corporate taxable income which is then adjusted for specified trade tax adjustments.  For Kronos the primary adjustment (difference between German corporate taxable income and trade taxable income) is related to interest expense that is generally fully deductible for corporate tax purposes but is generally only partially deductible for trade tax purposes.  Consequently, in a given year, taxable income for corporate tax purposes is generally lower than taxable income for trade tax purposes, and conversely, to the extent the company generates losses, taxable losses for corporate tax purposes are generally higher than taxable losses for trade tax purposes (i.e., primarily due to the difference in the amount of eligible interest expense deductions).  Similar to the U.S. federal and state calculations, net operating losses (NOL) and the utilization of such losses are tracked separately.   As previously disclosed, both the German corporate tax and trade tax NOLs have indefinite carryforward periods.  In response to the comment of the Staff in this regard, in our future filings with the Commission, we will modify our MD&A disclosure to indicate that the German corporate income tax is similar to the U.S. federal income tax, and that the German trade income tax is similar to the U.S. state income tax.

•
Break out your expected pre-tax profit (loss) for calendar 2015 at December 31, 2014, March 31, 2015 and June 30, 2015 for German corporate and trade tax purposes.  Explain how you allocated such amounts;

As noted above, there is no allocation of German jurisdiction's results of operations between corporate tax and trade tax.  In our prior letter to you dated September 15, 2015 ("Prior Response Letter"), when we provided you with the expected level of our pre-tax profits for calendar year 2015 (in $ millions) for our German operations at each of December 31, 2014, March 31, 2015 and June 30, 2015, we indicated that such amounts were used for purposes of Kronos' application of the effective-income-tax-rate-methodology of accounting for income taxes at interim periods under ASC 740-270 (i.e. they represented book pre-tax profits).  In accordance with the effective-income-tax-rate-methodology under ASC 740-270, at each of December 31, 2014, March 31, 2015 and June 30, 2015, when we estimated the expected level of our pre-tax book profits for calendar year 2015 (in $ millions) for our German operations at each of such dates for purposes of Kronos' application of the effective-income-tax-rate-methodology under ASC 740-270, we did not use such expected level of book pre-tax profits for calendar 2015 for our German operations for purposes of determining the equivalent amount of expected calendar 2015 pre-tax profits for German corporate tax purposes and German trade tax purposes, because that would be estimating the level of our expected taxable income for calendar 2015 for both German corporate tax purposes and German trade tax purposes, and such taxable income estimation is not required on an interim basis for any taxable jurisdiction (whether it be U.S federal, U.S. state or foreign jurisdiction) under the ASC 740-270 framework.  Accordingly, we will not determine our calendar 2015 German taxable income for either corporate or trade tax purposes until the end of 2015.

•
Provide us with the your trailing three-year cumulative results on a quarterly basis beginning with the quarter ended January 31, 2014.  Please provide this information separately for German corporate, German trade and Belgium;

For purposes of our response, and based on the content of the other questions you asked in the Comment Letter as well as your prior letter to us dated August 31, 2015, we have assumed that you meant to ask for our trailing three-year cumulative results on a quarterly basis beginning with the quarter ended December 31, 2014.  Accordingly, for the information of the Staff, the table below sets forth the amount of the trailing three-year (or twelve consecutive quarters) cumulative book tax income (loss) generated by our German and Belgian jurisdictions at each of December 31, 2014, March 31, 2015 and June 30, 2015 (in euro millions).  These amounts represent the summation or aggregation of the book tax income (loss) generated in each quarter for the twelve consecutive quarters ended December 31, 2014, March 31, 2015 and June 30, 2015, respectively.  Note that any individual quarter in such twelve consecutive quarter periods could be income or loss.  Consequently, when cumulative income is present, we would not necessarily have generated income in each quarter, but rather the aggregation of the income or loss generated in each quarter of such twelve consecutive quarter periods would result in income.    And when cumulative losses are present, we would not necessarily have generated a loss in each quarter, but rather the aggregation of the income or loss generated in each quarter of such twelve consecutive quarter period would result in a loss.    Note that the amounts set forth in the table below for the twelve consecutive quarters ended December 31, 2014 is the sum of the amount of book tax income (loss) generated by our German and Belgian jurisdictions for the years ended December 31, 2012, 2013 and 2014, which amounts were included in the table on page 3 of our Prior Response Letter.

Germany
	Corporate	Trade
	Tax	Tax	Belgium
(In euro millions)

Twelve consecutive quarters ended:
December 31, 2014	[*]	[*]	[*]

March 31, 2015	[*]	[*]	[*]

June 30, 2015	[*]	[*]	[*]

 [*] Information omitted pursuant to a separate request for confidential treatment ("Request for CT") filed today with the SEC by Valhi (see page 1 of Exhibit A to the Request for CT).

•
Provide support for your statement that you had significant cumulative income in Germany for the most recent twelve consecutive quarters ended December 31, 2014.  In this regard, this statement is unclear given the amount of book tax income (loss) generated by your German jurisdictions for the quarters ended March 31, 2015 and June 30, 2015, as well as your expected level of pre-tax profit (loss) for calendar 2015 as of those same periods.  Provide disaggregated information for corporate and trade tax purposes;

For the information of the Staff, the support for such statement are the amounts of book tax income generated by our German jurisdictions for the twelve consecutive quarters ended December 31, 2014, as set forth in the table above.  You also indicated that such statement was unclear given the amount of book tax income (loss) generated by our German jurisdictions for the quarters ended March 31, 2015 and June 30, 2015, as well as our expected level of pre-tax profit (loss) for calendar 2015 as of those same periods.   Since profit or loss for quarters ending after December 31, 2014 is not relevant to the determination of the cumulative income (loss) determination for the twelve consecutive quarters ended December 31, 2014, we do not believe that the amount of book tax income (loss) generated by our German jurisdictions for the quarters ended March 31, 2015 and June 30, 2015, as well as our expected level of pre-tax profit (loss) for calendar 2015 as of December 31, 2014, March 31, 2015 and June 30, 2015, detracts from our statement that we had significant cumulative income in Germany for the most recent twelve consecutive quarters ended December 31, 2014.  In addition, and as discussed in detail in our Prior Response Letter, (i) our Chemicals Segment in total, and our German operations in particular, generated pre-tax profits in both the full year 2014 and the first quarter of 2015, and (ii) at both December 31, 2014 and March 31, 2015, we expected our Chemicals Segment in total, and our German operations in particular, to report positive operating results for the full year 2015.

•
Tell us the date you began discussing the need for workforce reductions and provide us a timeline for how and when those discussions progressed to the conclusion that the $21 million charge was necessary; and

For the information of the Staff, we hereby advise you of the following timeline:
•
Beginning the last week of March 2015, certain members of Kronos' senior management met and decided to undertake a review of Kronos' operating expenses, and devise a plan to achieve certain cost savings in the business.  Over the following three weeks, certain of such members of Kronos' senior management met periodically to initiate such review, looking at all areas of Kronos' operations, by department.  On April 10, 2015, such members of Kronos' senior management reconvened to review the preliminary cost savings targets, which had been prepared by department and which at this point were still conceptual in nature and had not been fully vetted in terms of their feasibility of achievement.   Such preliminary cost savings targets included, among other items, savings from workforce reductions.   Kronos' chief executive officer approved the preliminary, conceptual cost reduction targets, and instructed the other members of management to further explore the feasibility of achieving the various cost reductions targets.  At this point, no definitive decision had been reached regarding any of the proposed cost reduction targets, including workforce reductions.   A more detailed study was required in order to ascertain whether and to what extent each cost reduction target (including workforce reductions) was feasible of being achieved, and if so whether there would be a cost associated with achieving the cost reduction target that would need to be weighed against the magnitude of the potential cost savings in order to determine whether attempting to achieve the cost reduction target was financially and economically viable.

•
Over the following six weeks (from April 10, 2015 to May 20, 2015), certain members of senior management met with the various department heads and certain of the department heads' direct reports, in order to refine the preliminary cost savings targets, and to evaluate their feasibility and economic viability.  While cost savings targets other than workforce reductions were part of this evaluation, by the end of April 2015 the focus of the evaluation was on workforce reductions (with the intent that other cost reduction areas would be subsequently evaluated and pursued).

•
As specifically related to workforce reductions, all areas of Kronos' operations and locations were evaluated.  However, given that a substantial portion of Kronos' employee base is located outside the United States, the assistance of outside counsel was required in order to fully understand the legal and regulatory requirements of each non-U.S. jurisdiction as they related to the potential for implementing workforce reductions.  Depending on the type of workforce reduction that might be implemented in each jurisdiction (e.g. voluntary or involuntary), different legal and regulatory requirements would be applicable to each jurisdiction, particularly as they related to such items as required notice period to the affected employee, required severance/separation pay that might be owed to the employee and the extent to which consultation and/or approval of local workers council (equivalent to a union in the U.S.) would be required before a workforce reduction could be implemented.  No definitive decision regarding the implementation of any workforce reduction could be made until all of the applicable legal and regulatory requirements could be ascertained and evaluated.

•
Kronos filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 on May 6, 2016, and Valhi filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 on May 8, 2015.  At the time such Quarterly Reports were filed, we considered whether it would be appropriate to include disclosure of the possibility of implementing workforce reductions in such filings.   However, given that, at the time of such filings, our evaluation of the legal and regulatory requirements of implementing any workforce reduction was still in the process, and therefore the economic and financial viability of implementing any workforce reduction had not been determined, no definitive decision had been made regarding the implementation of any workforce reduction.  In addition, at the time of such filings, no communication had been made to any employee that might be affected by a workforce reduction, nor had any communication or discussion been held with applicable local workers councils, about the possibility of Kronos implementing a workforce reduction.  Accordingly, we concluded no disclosure regarding the possibility of implementing workforce reductions in such filings would be appropriate or required in such filings.

•
By May 20, 2015, all of the legal and regulatory requirements had been ascertained and evaluated for each jurisdiction in which Kronos determined it would attempt to implement workforce reductions.  Target reductions and the type of program (e.g. voluntary or involuntary) were established for each jurisdiction.

•
Given that Kronos' largest manufacturing operation is located in Germany, which is also where a substantial portion of Kronos' research and development and technical support personnel are located, a substantial portion of the targeted workforce reductions were in Germany (other workforce reductions were targeted for Kronos' other jurisdictions, but generally involving significantly fewer individuals).  As it specifically relates to Germany, a voluntary leave program was designed by Kronos management.  Discussions were first held with the German workers council on May 20, 2015 regarding the implementation of a voluntary program. While approval by the workers council of the German workforce reduction plan was not technically required, approval by the workers council of the German workforce reduction plan was effectively required, because absent such approval such workers council could take legal action to seek an injunction to delay and/or block implementation of the German workforce reduction plan.  Discussions and negotiations with the German workers council occurred over the next nine days (during which time the terms and conditions of the German voluntary workforce reduction plan, as originally presented to the German workers council by members of Kronos management, were changed in response to such discussions and negotiations).  On May 29, 2015, the German workers council indicated they would not seek an injunction against the German voluntary workforce reduction plan, as revised as noted above.  On June 2, 2015, the German voluntary workforce reduction plan was communicated to each employee, with a deadline of June 30, 2015 for eligible employees to indicate their decision to participate in the German plan.  As of the June 30th expiration date, approximately 100 employees had agreed to participate.  Accordingly, as it relates to the German voluntary workforce reduction plan, the number of employees who would participate in the voluntary workforce reduction plan wasn't ascertainable until the June 30, 2015 deadline.  Of the aggregate $21.1 million workforce reduction charge accrued at June 30, 2015, over 80%, or approximately $17.5 million, related to the German voluntary workforce reduction plan.

•
As it relates to workforce reductions in other jurisdictions which had been implemented by June 30, 2015 (Belgium, the United Kingdom and the United States), as noted above the number of affected employees involved significantly fewer individuals as compared to Germany.  In these other jurisdictions, no involvement of the local workers council was generally required or deemed appropriate, and such workforce reductions were implemented through involuntary employment termination plans.  In these other jurisdictions, the affected employees were notified of their involuntary separation from service at various dates throughout June 2015.

•	Tell us your expectations regarding future results of operations for German corporate, German trade and Belgium. Address the need to discuss these expectations in your filings.

In each of our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, we included disclosures regarding our expectations for the then-expected level of our Chemical Segment's pre-tax profits for calendar 2015.  As facts and circumstances changed from December 31, 2014 to June 30, 2015 that resulted in changes in such expectations regarding the level of pre-tax profit of our Chemicals Segment in calendar 2015, our disclosures were appropriately updated as well in such periodic filings.  In our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 ("3Q Form 10-Q"), which we expect to file with the Commission on or before November 9, 2015, we expect to report that our Chemicals Segment reported an operating loss in the third quarter of 2015, and consistent with such consolidated operating loss of our Chemicals Segment, the German and Belgian operations also reported a pre-tax loss in such period.  Therefore, we also expect to disclose in the 3Q Form 10-Q that our German and Belgian operations reported additional losses in the third quarter of 2015.  In addition, in such 3Q Form 10-Q, we also expect to disclose that given, among other things, the level of our Chemical Segment's average selling prices at the beginning of the fourth quarter of 2015, we believe it is likely our Chemicals Segment will report an operating loss in the fourth quarter of this year, and consistent with such expectation, we also expect to disclose that we believe it is likely our German and Belgian operations will report additional losses in the fourth quarter of this year.  We also expect to disclose our expectations regarding our Chemical Segment's results of operations in total, and our German and Belgian operations in particular, for calendar year 2016 in our Annual Report on Form10-K for the year ending December 31, 2015, which we expect to file with the Commission on or before March 15, 2016.

To the extent applicable, we will also modify the disclosures indicated above in the future filings with the Commission for Kronos Worldwide, Inc. (File No. 1-31763) and NL Industries, Inc. (File No. 1-640), each of which are majority-owned subsidiaries of Valhi.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Valhi, Inc.

By: /s/ Gregory M. Swalwell
      Gregory M. Swalwell,
Executive Vice President and Controller